April 22, 2026

Charles A. Ross, Jr.
Chief Executive Officer
AMERICAN REBEL HOLDINGS INC
218 3rd Avenue North, #400
Nashville, Tennessee 37201

        Re: AMERICAN REBEL HOLDINGS INC
            Post-Effective Amendment on Form S-1
            Filed April 13, 2026
            File No. 333-290744
Dear Charles A. Ross Jr.:

       We have reviewed your post-effective amendment and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment on Form S-1 filed April 13, 2026
General

1. We note that the selling stockholders plan to sell the common stock at varying prices. We note also that beginning on March 23, 2026, your common stock has been subject to a
       Nasdaq trading halt. Since your common stock does not appear to have an established trading market at this time, please provide your analysis as to why your common stock may be sold at varying prices. Alternatively, please revise to disclose a fixed price at which the selling stockholders will sell the common stock for the duration of the offering, or until a market is established for the common stock. Refer to Item 501(b)(3)
       of Regulation S-K.
2.     Please file an auditor's consent as Exhibit 23.1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 22, 2026
Page 2

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing